

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 31, 2008

Via U.S. Mail and Fax (913) 360-5729
Mr. Robert Zonneveld
Chief Financial Officer
MGP Ingredients, Inc.
100 Commercial Street, Box 130
Atchison, Kansas 66002

> **Re:** **MGP Ingredients, Inc.**
> **Form 10-K for the Fiscal Year Ended July 1, 2007**
> **Filed September 12, 2007**
> **File No. 0-17196**
>
> **Form 10-Q for the Period Ended September 30, 2007**
> **Filed November 8, 2007**

Dear Mr. Zonneveld:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended July 1, 2007

General

1.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

2.   You state that on July 2, 2007 you acquired a 50% interest in a German joint venture company which will produce and distribute your Wheatex® products in the European Union (EU) and elsewhere. Please provide us with an analysis as to whether you were required to file a Form 8-K with respect to this acquisition, and whether you are required to file the agreement relating to this acquisition.

3.   You disclose in the table on page 36 open purchase commitments to purchase grain and natural gas during the first 12 weeks of fiscal 2008 totaling $30.978 million. Please tell us whether these will have a material impact on your liquidity, and if so, tell us the impact.

Capital Expenditures, page 36

4.   We note you are exploring alternative sources of energy for your Pekin, Illinois plant in the form of a coal-fired steam generation facility. We also note on page 12 that you have a long-term arrangement with AmerenCILCO at your Pekin, Illinois plant with payment contingencies for non-renewal of the arrangement. Please expand your disclosure to quantify what potential impact settling the long-term arrangement could have on liquidity if you went forward with building your own coal-fired steam generation facility.

Consolidated Statements of Cash Flows, page 47

5.   We note you have segregated certain cash and investment accounts in accordance with your commodity exchange requirements. Your disclosure on page 49 indicates that your segregated accounts have been pledged to your broker for exchange-traded commodity instruments. As these cash balances have been pledged, please clarify why you have not categorized these cash balances as restricted pursuant to Rule 5-02.1 of Regulation S-X. In addition, please provide your basis for reporting cash flows from your segregated cash and investments as an operating activity, as opposed to an investing activity.

Note 1: Nature of Operations and Summary of Significant Accounting Policies

<u>Derivative Instruments, page 50</u>

6.   Your disclosure states that you defer gains and losses from your cash flow hedges in other comprehensive income until the finished goods related to the hedged transaction are sold. We also note your disclosure of the expiration dates of your various cash flow hedges on page 67, which are as early as September 2007. Therefore, it appears there may be differences in the dates that your derivatives expire and the date that the related finished goods are sold. If this is the case, please explain how you apply paragraphs 31 through 35 of SFAS 133 when determining the appropriate period to recognize the net gain or loss from the hedging activity. Please clarify whether you had any situations where the forecasted transaction did not occur by the end of the originally specified time period as of July 1, 2007.

<u>Revenue Recognition, page 51</u>

7.   Your disclosure states, in part, that revenue is recognized upon transfer of title. Clarify whether title transfers when the product has been delivered or shipped. Ensure your disclosure properly addresses all contractual terms and conditions that might impact your revenue recognition policy. We refer to revenue disclosure guidance outlined in Section F (3) of the Current Accounting and Disclosure Issues in the Division of Corporation Finance published November 30, 2006.

8.   Tell us your consideration of disclosing the material items of deferred income pursuant to Rule 5.02.26 of Regulation S-X. Please ensure your disclosure clarifies the nature of your deferred revenue.

<u>Note 3. Long-term Debt</u>

<u>4.90% Industrial Revenue Bond Obligation, page 55</u>

9.   We note you consider the debt "de-facto cancelled" in the industrial revenue bond transaction and accordingly, no amount for the bond is reflected as outstanding on the balance sheet as of July 1, 2007. Please tell us more specifically how you accounted for this transaction and cite the authoritative accounting guidance you applied when determining the debt cancelled. As part of your response, clarify whether you have recorded the office building and related capital lease obligation on your consolidated balance sheet as of July 1, 2007.

<u>Note 10. Operating Segments, page 66</u>

10.   We note the continuing operating losses in your Ingredients segment, along with
        an increased balance of long-lived assets in this segment. Please tell us how you
        determined the long-lived assets of the Ingredients segment were recoverable as
        of July 1, 2007 and subsequent interim periods. Specifically clarify how you
        applied paragraphs 16 through 21 of SFAS 144 when estimating the future cash
        flows used to test the recoverability.

Item 9A. Controls and Procedures
Evaluation of Controls and Procedures, page 71

11.   We note the qualifying language you have included in your disclosure controls
        and procedures disclosure. Please revise your disclosure in future filings to
        disclose whether or not your disclosure controls and procedures are effective as of
        the end of the period covered by the report without any qualifying language. We
        refer you to Item 307 of Regulation S-K.

Form 10-Q for the period ended September 30, 2007

Note 1. Basis of Presentation, page 7

12.   We note you have reclassified certain other operating income into cost of sales.
        Tell us more specifically the type transaction being reported and why you
        concluded it would be more appropriate to report the expense from these
        transactions as cost of sales. Please tell us whether this was the result of a change
        in accounting principal pursuant to paragraph 2.c of SFAS 154.

Note 3. Segment Changes, page 7

13.   We note you have expanded the number of operating segments you report from 2
        to 3 segments as you "concluded that it would be more appropriate and would
        provide the Company's shareholders with better information if the Company were
        to include its per treat resins and plant-based biopolymers in a separate segment."
        Please clarify how you determined that the additional segment (i.e., Other
        segment) meets the criteria of an operating segment pursuant to paragraphs 10
        through 15 of SFAS 131. In this respect, please clarify whether the information
        reported to your chief operating decision maker changed in connection with the
        change in the reportable segments.

Liquidity and Capital Resources, page 18

14.   We note your non-GAAP EBITDA disclosure for the period ended September 30, 2007. Please comply with Item 10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions regarding the Use of Non-GAAP Financial Measures and disclose specifically how your non-GAAP measure provides investors with meaningful information and how you use EBITDA as a performance and liquidity measure. In addition, since you also use EBITDA as a liquidity measure you should also reconcile the measure to cash flow from operations.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Chris White at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Mike Karney at (501) 413-9336 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director